UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

China Distance Education Holdings Limited

(Name of Issuer)

Ordinary Shares, $0.0001 par value per share**

American Depositary Shares

(Title of Class of Securities)

16944W104***

(CUSIP Number)

Zhengdong Zhu

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

Telephone: +86-10-8231-9999

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre South Tower, Suite 823, 8th Floor, No. 1 Guang Hua Road, Chaoyang District, Beijing, 100020	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

April 10, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	Not for trading, but in connection with the registration of American Depositary Shares, each representing four ordinary shares.
***	CUSIP number of the American Depositary Shares.

13D

CUSIP No. 16944W104	Page 1 of 6

1	Names of reporting persons Zhengdong Zhu
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,245,049*
	9	Sole dispositive power 0
	10	Shared dispositive power 49,245,049*
11	Aggregate amount beneficially owned by each reporting person 49,245,049*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.3%
14	Type of reporting person (see instructions) IN

*	Consists of (i) 42,520,485 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by Champion Shine Trading Limited (“CST”), a company wholly owned by Zhengdong Zhu; (ii) 90,000 ordinary shares held by Baohong Yin; and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Zhengdong Zhu may be deemed to share the voting and dispositive power over the ordinary shares held by Baohong Yin.

13D

CUSIP No. 16944W104	Page 2 of 6

1	Names of reporting persons Baohong Yin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,245,049*
	9	Sole dispositive power 0
	10	Shared dispositive power 49,245,049*
11	Aggregate amount beneficially owned by each reporting person 49,245,049*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.3%
14	Type of reporting person (see instructions) IN

*	Consists of (i) 42,520,485 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by CST; (ii) 90,000 ordinary shares held by Baohong Yin; and (iii) 20,000 ADSs, representing 80,000 ordinary shares, held by Baohong Yin. Zhengdong Zhu and Baohong Yin are husband and wife. Therefore, Baohong Yin may be deemed to share the voting and dispositive power over the ordinary shares beneficially held by Zhengdong Zhu.

13D

CUSIP No. 16944W104	Page 3 of 6

1	Names of reporting persons Champion Shine Trading Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 49,075,049*
	9	Sole dispositive power 0
	10	Shared dispositive power 49,075,049*
11	Aggregate amount beneficially owned by each reporting person 49,075,049*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 37.2%
14	Type of reporting person (see instructions) CO

*	Consists of 42,520,485 ordinary shares and 1,638,641 ADSs, representing 6,554,564 ordinary shares, held by CST, a company wholly owned by Zhengdong Zhu.

13D
CUSIP No. 16944W104	Page 4 of 6

Explanatory Note

This Amendment No. 5 to the statement on Schedule 13D (“Amendment No. 4”) relates to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), and American Depositary Shares, each representing four Ordinary Shares (the “ADSs”, together with the Ordinary Shares, the “Shares”), issued by China Distance Education Holdings Limited (the “Issuer”).

The Reporting Persons filed the initial statement on Schedule 13D on December 13, 2011 (the “Initial Statement”) that was amended by:

•	Amendment No. 1 filed on March 20, 2014 (“Amendment No. 1”),

•	Amendment No. 2 filed on January 7, 2015 (“Amendment No. 2”),

•	Amendment No. 3 filed on November 30, 2015 (“Amendment No. 3”),

•	Amendment No. 4 filed on January 5, 2017 (“Amendment No. 4”), and Amendment Nos. 1, 2, 3 and 4 and the Initial Statement, taken together, are the “Statement”).

Capitalized terms used in this Amendment No. 5, but not otherwise defined, have the meanings given to them in the Initial Statement.

Amendment No. 5:

•	Amends and supplements disclosures under Items 5, 6 and 7 contained in the Statement, and

•	Amends and restates disclosures in the cover pages and under Item 5 of the Statement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated by the following:

“(a) Per the Issuer’s Form 6-K furnished on February 22, 2017, 131,854,773 Ordinary Shares are outstanding as of December 31, 2016. As of January 5, 2017, the Reporting Persons may be deemed to have beneficial ownership of the following aggregate Ordinary Shares and percentage of outstanding Ordinary Shares.

i.	Zhengdong Zhu: 49,245,049 Ordinary Shares (37.3%)

ii.	Baohong Yin: 49,245,049 Ordinary Shares (37.3%)

iii.	CST: 49,075,049 Ordinary Shares (37.2%)

(b) No Reporting Person has the sole power to vote, or direct the vote, or sole power to dispose, or direct the disposition of, the securities of the Issuer. Each Reporting Person has the shared power to vote, or to direct the vote, or shared power to dispose, or direct the disposition of, the following securities of the Issuer listed below.

i.	Zhengdong Zhu: 49,245,049 Ordinary Shares

ii.	Baohong Yin: 49,245,049 Ordinary Shares

iii.	CST: 49,075,049 Ordinary Shares

Other than for purposes of Rule 13d-3, the foregoing statements will not be deemed to constitute an admission by each Reporting Person that the Reporting Person is the beneficial owner of any securities disclosed herein, and such beneficial ownership is expressly disclaimed.

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CUSIP No. 16944W104	Page 5 of 6

(c) Pursuant to a Share Purchase Agreement dated March 29, 2017, Champion Shine Trading Limited sold 3,894,840 Ordinary Shares to an unaffiliated purchaser, Wells Fargo Emerging Markets Equity Fund, in a block trade transaction at a price of US$2.5675 per Ordinary Share. The sale closed on April 10, 2017. Except as set forth in Item 6 and this Item 5(c) of this Amendment, none of the Reporting Persons has effected any transactions in the Shares during the past 60 days.

(d) None.

(e) N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended and supplemented by adding the following:

“On March 29, 2017, Champion Shine Trading Limited entered into a Share Purchase Agreement wherein it agreed to sell 3,894,840 Ordinary Shares to Wells Fargo Emerging Markets Equity Fund, which would immediately convert into 973,710 restricted ADSs for a cash purchase price of US$2.5675 per Ordinary Share. The Share Purchase Agreement contained customary buyer and seller representations and warranties. The block trade settled on April 10, 2017.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented by adding the following:

“Exhibit Number	Description

1	Share Purchase Agreement, dated March 29, 2017.

13D
CUSIP No. 16944W104	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 20, 2017

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director

Champion Education Holdings Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Sole Director